UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission file number: 001-39360

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

Floor 4, Building 1, No. 311, Yanxin Road

Huishan District, Wuxi

Jiangsu Province, PRC 214000

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 14, 2025, Skillful Craftsman Education Technology Limited (the “Company”) held an extraordinary general meeting of the Company at 10:00 a.m., local time, at 7th Floor, West Lobby, Building 7B, Shenzhen Bay Science and Technology Ecological Park, Nanshan District, Shenzhen, Guangdong Province, China (the “Meeting”). At the Meeting, the shareholders of the Company approved (i) the termination of the VIE (variable interest entity) Agreements, namely, the Exclusive Business Cooperation Agreement, the Exclusive Purchasing Right Agreement, the Equity Interest Pledge Agreement and the Authorization Agreement dated July 17, 2019 (“Termination of VIE Agreements”), (ii) the Termination Agreement for VIE Agreements, which was attached as Annex A to the proxy statement (the “Termination Agreement”); and (iii) the Equity Interest Pledge Release Agreement to release the pledged equity interest of the VIE upon the termination of VIE Agreements, which was attached as Annex B to the proxy statement (the “Pledge Release Agreement”).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED
(Registrant)

By:	/s/ Bin Fu
Name:	Bin Fu
Title:	Chief Executive Officer

Date: March 17, 2025

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